SECURIT[IES AND EXCHANGE COMMISSIO]N

06008023

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66956

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bond One, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Rooney Court
(No. and Street)

East Brunswick	NJ	08816
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 8 2006 WASH, D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Lee (732) 967-8838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Liren of Wei Wei & CO., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bond One, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE L. BEETZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/1/2007

Sworn to and subscribed before me this 27 day of Feb, 2006

Charles Lee 02/27/2006
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Balance Sheet
Bond One, LLC
12/31/2005

Assets		
Cash		
Bank CD	$ 2,112,064.02	
Checking	80.07	
Savings	13,593.61	2,125,737.70
Money Market Fund	0.00	
Bonds	0.00	0.00
Clearing Deposit account	0.00	
Accrual Interest	4,618.84	
CRD Deposit	540.00	
Prepayment	0.00	5,158.84
Total Current Assets		2,130,896.54
Fixed assets		
Computer & Telephone	0.00	
Furniture	0.00	
Accumulated Depreciation	0.00	0.00
Long Term Investments		0.00
Total Assets		**$ 2,130,896.54**
Liabilities & Equity		
Liabilities		
Current Liabilities		
Accounts Payable		20.85
Commission Payable		0.00
Tax Payable		1,350.00
Total Liabilities		1,370.85
Member's Equities:		
Member's Contribution		2,100,000.00
210 Member Interests issued and and outstanding 210 Member Interests		0.00
Retained earnings		0.00
Net Income		29,525.69
Total Equities:		2,129,525.69
Total liabilities & Equity		**$ 2,130,896.54**

Prepared By:

Principal: Charles Lee

Income Statements
Bond One, LLC
01/01/2005 - 12/31/2005

Incomes		
Commissions		0.00
Interest Income		36,218.47
Unrealized Trading Income		0.00
Services Fee		0.00
Total Income		**$ 36,218.47**
Expenses		
Accounting Fee	0.00	
Advertising & Promotion	9.95	
Amortization Expense	0.00	
Assessments, Dues & Fees	150.00	
Banking Services	120.50	
Clearing Cost	0.00	
Commission Expense	0.00	
Computers & Technology	0.00	
Consulting Fee	0.00	
Continuing Education	60.00	
Error	0.00	
Insurance, Fidelity Bond	917.00	
Interest Expense	0.00	
Miscellaneous	3.00	
NASD & State Registration Fee	3,975.00	
Occupancy	0.00	
Office equipment and supplies	22.69	
Payroll Expense	0.00	
Payroll Taxes	0.00	
Postage & Delivery	31.09	
Printing and Production	5.00	
Recruitments	0.00	
Rents	0.00	
Federal & State Tax	1,350.00	
Tax Penalty	0.00	
Telephone	0.00	
Traveling	48.55	
Total Expenses		6,692.78
Net ordinary Income		**29,525.69**
Other Income		**0.00**
Net Income		**$ 29,525.69**
Rate of Return on Member's Interest		**1.406%**

Prepared By:

Principal: Charles Lee

Statement of Changes in Financial Condition
Bond One, LLC
01/01/2005 - 12/31/2005

Operating Activities		
Net Income	$	29,525.69
Adjustments to Reconcile Net Income		
to Net Cash Provided by Operatiions		
Accrued Interest		(4,618.84)
CRD Depoist		(540.00)
Account Payable		20.85
Tax Payable		1,350.00
Net Cash Provided by Operating Activities		**25,737.70**
Financial Activities		
Member's Interests		2,100,000.00
Net Cash Provided by Financial Activities		**2,100,000.00**
Net Cash Increase for Period	**$**	**2,125,737.70**
Cash at End of Period	**$**	**2,125,737.70**

Prepared By:

Principal: Charles Lee

Statement of Changes in Partners' Capital
Bond One, LLC
01/01/2005 - 12/31/2005

	Partners' Interests	Distribution to partners	Accumulated Profits/Loss	Total
Balance, December 31,2004	**$ -**	**$ -**	**$ -**	**$ -**
Initial Contribution	$ 2,100,000.00			$ 2,100,000.00
Net Income			$ 29,525.69	$ 29,525.69
Balance, December 31,2005	**$ 2,100,000.00**	**$ -**	**$ 29,525.69**	**$ 2,129,525.69**

Prepared By:

Principal: Charles Lee

Net Capital Computation
Bond One, LLC
12/31/2005

243 Rooney Court
New Jersey, NJ 08816

Total Assets		$ 2,130,896.54
Less Total Liabilities		$ 1,370.85
Net Worth		$ 2,129,525.69
Sub Loan Add-Back		$ -
		$ 2,129,525.69
Less Non-Allowable Assets		
a. Receivables over 30 days	$0.00	
b. Prepaid Exps	$0.00	
c. Net Fixed Assets	$0.00	
d. Other Receivables	$0.00	
e. Petty Cash	$0.00	
f. Deposit in Transit	$0.00	
g. Other Assets	$4,618.84	
		$4,618.84
Tentative Net Capital		$ 2,124,906.85
Less Haircuts		
a. Money Market 2%	$0.00	
b. Firm Proprietary 15%	$0.00	
c. Undue Concentration	$1,452,527.95	
d. Contractual commitment	$0.00	$1,452,527.95
Net Capital		$ 672,378.90
Net Capital Requirement		$ 100,000.00
Excess Net Capital		$ 572,378.90
Excess Net Capital @ 120 %		$ 552,378.90
Other Liabilities		$ -
Total AI Liabilities		$ 1,370.85
AI/Net Capital Ratio		0.24%

Charles Lee

Charles Lee FINOP